INVESTOR'S BUSINESS DAILY (INVESTORS.COM)

EXCHANGE-TRADED FUNDS

NEW ETFS LET INVESTORS BET ON THE PRICE OF OIL

BY TRANG HO
INVESTOR'S BUSINESS DAILY

Posted 1/2/2007

Money is a tangible object that you can touch and feel, but most of it is just a blip on a computer screen. As with grocery shopping, you can choose paper or plastic.

New Jersey-based MacroMarkets invented Macros to do the same thing for tangible assets such as oil, so investors can buy the gooey stuff without having to actually get their fingers messy. The company says Macros are "a novel securities structure that can be applied to any asset class that can be reliably indexed."

"We've been able to find a way to free the ETF business from the shackles of having to invest in the underlying assets," Larry Larkin, MacroMarkets managing director, told a forum of money managers at the 11th annual Super Bowl of Indexing conference in December.

"It begins to open up a whole set of asset classes that up until now could never be securitized because you always had the constraint of having to invest in the underlying asset," he said.

SEESAW IN OIL PRICES

On Nov. 30, MacroMarkets and Claymore Securities launched the first pair of Macros that trade like ETFs: CLAYMORE MACROSHARES OIL UP (UCR) AND CLAYMORE MACROSHARES OIL DOWN (DCR). Both the Up and Down shares were priced at $60 when the funds began.

They track the price of West Texas crude and move in the opposite direction of the other.

Let's say the price of oil drops to $50 a barrel. Then $10 would be taken from MACROshares Up and given to MACROshares Down. Its net asset value would increase by $10, to $70.

"That seesaw motion would continue until one of two things happen: 20 years pass (because the securities have a 20-year life) or the movement of one of these securities goes up by 85% above the benchmark initial price.That would cause us to recapitalize this whole process and reissue some new trusts," Larkin said.

The trusts would have to be reissued because theoretically if Oil Up rose by 100%, then its inverse, Oil Down, would drop to zero.

BARRELS OF NOTES

The Claymore MACROshares Up and Down Holding Trusts buy short-term U.S. Treasuries, short-term collateralized repurchase agreements, settlement contracts and distribution agreements instead of barrels of crude.

They also may pay quarterly interest to holders from the interest earned on the Treasuries and repurchase agreements held in the trusts.

Oil prices finished 2006 at $60.53 a barrel, ending nearly flat for the year. Crude spiked near $80 a barrel in mid-July.

Global oil demand is expected to increase by 1.5 million barrels a day to 86 million barrels a day in 2007, according to the International Energy Agency. But supplies from non-OPEC countries are projected to rise by nearly that much.



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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.